UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                            (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                             Anacomp, Inc.

                            (Name of Issuer)

                      Common Stock, $.01 par value

                     (Title of Class of Securities)

                           CUSIP No. 032371106

                             (CUSIP Number)

                              Felix Kozodoy
                      Magten Asset Management Corp.
                           35 East 21st Street
                       New York, New York  10010
                              (212) 529-6612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           June 4, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Magten Asset Management Corp.


2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only


4    Source of Funds*

     0

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,208,603.20

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,888,111.20

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,888,111.20


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     28.9%

14   Type of Reporting Person*

     IA, CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Talton R. Embry

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     0

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/


6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     39,680.80

8    Shared Voting Power

     2,208,603.20

9    Sole Dispositive Power

     39,680.80

10   Shared Dispositive Power

     2,888,111.20

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,927,792

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     29.3%

14   Type of Reporting Person*

     IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

           The Schedule 13D was initially filed on June
13, 1996 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a
Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory
Shares"), and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The Schedule 13D is hereby amended by this Amendment No. 1 as follows:

Item 3. Source and Amount of Funds or Other Consider-ation.

           Item 3 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

      Pursuant to the Company's Third Amended Plan of
Reorganization, which became effective on May 20, 1996, on June 4, 1996, Magten acquired beneficial ownership of 2,853,111.20 shares of Common Stock and Embry acquired beneficial ownership of 39,680.80 shares of Common Stock
(collectively the "Shares"), and of $49,362,570.55 and $686,529.95 of new 13% Senior Subordinated Notes due June
4, 2002, respectively, in exchange for a total of $70,350,000 principal amount of the Company's 15% Senior
Subordinated Notes due November 1, 2000. On behalf of certain investment advisory clients, Magten purchased an additional 35,000 shares on a when-issued basis on May
30, 1995.  The net investment cost for the 15% Senior
Subordinated Notes and the when-issued shares is $52,446,982. The consideration was obtained from the working capital of the accounts managed by Magten. The shares of Common Stock held by one investment advisory client are held in a margin account. Such margin account is maintained at Bear Stearns & Co. and may from time to time have debit balances. Because other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold.
Currently, the interest rate charged on such margin account is 6.25%.

Item 5.    Interest in Securities of the Issuer.

           Item 3(d) as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

           (a)   The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common
Stock:  General Motors Employees Domestic Group Pension
Trust, Bankers Trust as Trustee for the Hughes Master
Retirement Trust, and Los Angeles Fire and Police Pension
Systems - Fund 2525.  The beneficiaries of the Pension
Trusts and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares and Family Shares, respectively.

                               SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1996



                     MAGTEN ASSET MANAGEMENT CORPORATION



                      By:   /s/  Talton R. Embry
                            Talton R. Embry
                            Managing Director




                            /s/  Talton R. Embry
                            Talton R. Embry